EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31
Amounts in millions except per share amounts	2009	2008	2009	2008
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$3,149	$2,813	$6,176	$5,928
Preferred dividends, net of tax benefit	50	47	100	94

Net earnings from continuing operations available to common shareholders	$3,099	$2,766	$6,076	$5,834
Net earnings from discontinued operations	$1,510	$2,191	$1,790	$2,424

Net earnings available to common shareholders	$4,609	$4,957	$7,866	$8,258

Basic weighted average common shares outstanding	2,917.2	2,958.8	2,919.1	2,985.6

Basic net earnings per common share - continuing operations	$1.06	$0.94	$2.08	$1.96
Basic net earnings per common share - discontinued operations	$0.52	$0.74	$0.61	$0.81

Basic net earnings per common share	$1.58	$1.68	$2.69	$2.77

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$3,149	$2,813	$6,176	$5,928
Diluted net earnings from discontinued operations	$1,510	$2,191	$1,790	$2,424

Diluted net earnings	$4,659	$5,004	$7,966	$8,352

Basic weighted average common shares outstanding	2,917.2	2,958.8	2,919.1	2,985.6
Add potential effect of:
Conversion of preferred shares	134.7	140.0	135.5	140.6
Exercise of stock options and other Unvested Equity awards	66.6	72.0	59.9	78.9

Diluted weighted average common shares outstanding	3,118.5	3,170.8	3,114.5	3,205.1

Diluted net earnings per common share - continuing operations	$1.01	$0.89	$1.98	$1.85
Diluted net earnings per common share - discontinued operations	$0.48	$0.69	$0.58	$0.76

Diluted net earnings per common share	$1.49	$1.58	$2.56	$2.61